UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

In April 2017, the management of Rosetta Genomics Ltd. (the “Company”) determined that the audited financial statements as of and for the year ended December 31, 2016 (the “Financials”) should be restated in order to give effect to the Company’s commitment to a plan to sell its PersonalizeDx business in order to focus on its core business. Accordingly, PersonalizeDx's results of operations and statement of financial position balances are presented as discontinued operations. All prior periods’ comparable results of operations, assets and liabilities are retroactively reclassified to present the discontinued operations.

The revised Financials reflecting the discontinued operations are filed herewith as Exhibit 99.1 and incorporated by reference herein.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697 and 333-210366 and Form S-8, File Nos. 333-141525, 333-147805, 333-165722 and 333-191072.

Exhibits

Exhibit Number	Description of Exhibit

23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
99.1	Restated Consolidated Financial Statements as of and for the year ended December 31, 2016.
101	The following materials from Exhibit 99.1 to this Report on Form 6-K formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Comprehensive Loss, (iii) the Consolidated Statements of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: October 10, 2017	By:	/s/ Kenneth Berlin
Kenneth Berlin Chief Executive Officer and President